

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2020

Christopher Stone
Vice President and General Counsel
PDL BioPharma, Inc.
932 Southwood Boulevard
Incline Village, Nevada 89451

> **Re: PDL BioPharma, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 30, 2020**
> **File No. 000-19756**

Dear Mr. Stone:

We have reviewed your filing and have the following comment.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

Background of the Proposed Dissolution and Plan of Dissolution, page 30

1.   We note your response to prior comment 1. Please revise the Background section to indicate whether you have received any offers for the entire company to date, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jacob D. Steele